Pricing supplement no. 1347
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-III dated May 6, 2009

06-#01-2011-R
Registration Statement No. 333-155535
Dated June 3, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

| Structured Investments | $2,275,000 Return Enhanced Notes Linked to the PHLX Oil Service Sector℠ Index due June 20, 2012 |

General

- The notes are designed for investors who seek a return of two times the appreciation of the PHLX Oil Service Sector℠ Index up to a maximum total return on the notes of 28.30% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 20, 2012[†]
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes priced on June 3, 2011 and are expected to settle on or about June 8, 2011.

Key Terms

Index:	PHLX Oil Service Sector℠ Index (the "Index"). For additional information about the PHLX Oil Service Sector℠ Index, see Appendix A to this pricing supplement.
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2, subject to a Maximum Total Return on the notes of 28.30%. For example, if the Index Return is equal to or greater than 14.15%, you will receive the Maximum Total Return on the notes of 28.30%, which entitles you to a maximum payment at maturity of $1,283 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times 2)$$

Your investment will be fully exposed to any decline in the Index, if the Ending Index Level is equal to the Initial Index Level, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level.

Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The closing level of the Index on the pricing date, which was 267.57
Ending Index Level:	The arithmetic average of the closing levels of the Index on each of the five Ending Averaging Dates
Ending Averaging Dates:	June 11, 2012, June 12, 2012, June 13, 2012, June 14, 2012 and June 15, 2012[†]
Maturity Date:	June 20, 2012[†]
CUSIP:	48125XTP1

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-III

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-III and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$2,275,000	$22,750	$2,252,250

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-35 of the accompanying product supplement no. 39-A-III.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co. will receive a commission of $10.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-168 of the accompanying product supplement no. 39-A-III.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The agent for this offering, JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

June 3, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-III dated May 6, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 31, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-III dated May 6, 2009:

  http://www.sec.gov/Archives/edgar/data/19617/000089109209001844/e35300_424b2.pdf

- Prospectus supplement dated November 21, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 275 and reflect the Maximum Total Return on the notes of 28.30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
495.0000	80.00%	28.30%
467.5000	70.00%	28.30%
440.0000	60.00%	28.30%
412.5000	50.00%	28.30%
385.0000	40.00%	28.30%
357.5000	30.00%	28.30%
330.0000	20.00%	28.30%
313.9125	14.15%	28.30%
302.5000	10.00%	20.00%
288.7500	5.00%	10.00%
281.8750	2.50%	5.00%
275.0000	**0.00%**	**0.00%**
247.5000	-10.00%	-10.00%
220.0000	-20.00%	-20.00%
192.5000	-30.00%	-30.00%
165.0000	-40.00%	-40.00%
137.5000	-50.00%	-50.00%
110.0000	-60.00%	-60.00%
82.5000	-70.00%	-70.00%
55.0000	-80.00%	-80.00%
27.5000	-90.00%	-90.00%
0.0000	-100.00%	-100.00%

The graph below demonstrates the hypothetical total return on the notes at maturity. Your investment may result in a loss of some or all of your principal at maturity.



Return Enhanced Note Linked to the PHLX Oil Service Sector^{SM} Index
Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 275 to an Ending Index Level of 288.75. Because the Ending Index Level of 288.75 is greater than the Initial Index Level of 275 and the Index Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 28.30%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5.00\% \times 2) = \$1,100$$

Example 2: The level of the Index increases from the Initial Index Level of 275 to an Ending Index Level of 330. Because the Ending Index Level of 330 is greater than the Initial Index Level of 275 and the Index Return of 20% multiplied by 2 exceeds the Maximum Total Return of 28.30%, the investor receives a payment at maturity of $1,283 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 275 to an Ending Index Level of 220. Because the Ending Index Level of 220 is less than the Initial Index Level of 275, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2, up to the Maximum Total Return on the notes of 28.30%, for a maximum payment at maturity of $1,283 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE PHLX OIL SERVICE SECTOR^{SM} INDEX** — The return on the notes is linked to the PHLX Oil Service Sector^{SM} Index. The Index is a price-weighted index and is designed to track the performance of a set of companies whose primary lines of business are directly associated with the U.S. oil services market. Currently, the Index is composed of fifteen companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. For additional information about the PHLX Oil Service Sector^{SM} Index, see the information set forth in Appendix A.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-III. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. In addition, based on certain factual assumptions and representations received from us, our special tax counsel is of the opinion that withholding under Sections 897 and 1445 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (collectively, "FIRPTA") should not be imposed on proceeds paid to Non-U.S. Holders, although it is possible that we may decide (or that the IRS could argue) that we are required to do so. However, under a different set of rules, Non-U.S. Holders may in any event be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities composing the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-III dated May 6, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss if the Ending Index Level is less than the Initial Index Level. For every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Total Return of 28.30%, regardless of the appreciation in the Index, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes decline.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the equity securities composing Index would have.
- **YOUR RETURN IS LINKED TO THE PERFORMANCE OF A SINGLE INDUSTRY** – All of the securities underlying the PHLX Oil Service Sector^{SM} Index are issued by companies whose primary lines of business are directly associated with the oil services industry. Because the value of the notes is linked to the performance of the Index, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the oil services industry is significantly affected by a number of factors, including:
    - oil prices;
    - expenditures and investments in oil exploration and other services by the oil industry;
    - worldwide and domestic supplies of, and demand for oil and related products, including the discovery rate of new oil reserves and the depletion rate of existing oil reserves;
    - the cost of exploring for, developing, producing, and delivering oil and related products;
    - technological advances and developments in the oil services industry;
    - changes in weather patterns and climatic changes;
    - the ability of the members of Organization of Petroleum Exporting Countries and other producing nations to agree to and maintain production levels;
    - the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere;
    - federal, state, local and foreign laws and regulations concerning oil exploration, development, production and delivery, the environment and taxes;
    - the price and availability of alternative and competing fuels;
    - general economic conditions worldwide.
  These factors could cause a downturn in the oil services industry generally or regionally and could cause the value of the stocks included in the Index and the level of the Index to decline or remain flat during the term of the notes.
- **THERE IS NO DIRECT CORRELATION BETWEEN THE VALUE OF THE NOTES OR THE LEVEL OF THE PHLX OIL SERVICE SECTOR^{SM} INDEX AND ENERGY PRICES** — There is no direct linkage between the level of the PHLX Oil Service Sector^{SM} Index and energy prices in specific regions or energy prices in general. While energy prices may be one factor that could affect the prices of the stocks composing the PHLX Oil Service Sector^{SM} Index and consequently the closing level of the PHLX Oil Service Sector^{SM} Index, the PHLX Oil Service Sector^{SM} Index and the notes are not directly linked to movements of energy prices and may be affected by factors unrelated to such movements.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index;
    - the time to maturity of the notes;
    - the dividend rates on the equity securities underlying the Index;
    - interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;
    - developments in the oil services industry;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the PHLX Oil Service Sector^{SM} Index based on the historical weekly closing levels of the Index from January 6, 2006 through June 3, 2011. The closing level of the Index on June 3, 2011 was 267.57. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

Appendix A

The PHLX Oil Service Sector[SM] Index (the "Index")

We have derived all information contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, The NASDAQ OMX Group, Inc. ("NASDAQ OMX"). The Index was developed by the predecessor to NASDAQ OMX PHLX and is calculated, maintained and published by NASDAQ OMX. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information. NASDAQ OMX has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the Index.

The Index is reported by Bloomberg L.P. under the ticker symbol "OSX."

The Index is a price-weighted index and is designed to track the performance of a set of companies whose primary lines of business are directly associated with the U.S. oil services market. Currently, the Index is composed of fifteen companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services.

Index Composition

As of May 31, 2011, the following companies (with the specified weightings) ("Index Securities") are included in the Index:

Company	Ticker	% Weighting
Lufkin Industries Inc.	LUFK	10.8591
Schlumberger, Ltd.	SLB	10.2618
Oceaneering International, Inc.	OII	9.7566
Baker Hughes International	BHI	8.8503
Diamond Offshore Drilling, Inc.	DO	8.8192
National-Oilwell Varco, Inc.	NOV	8.6887
Transocean Ltd.	RIG	8.2973
Tidewater, Inc.	TDW	6.5423
Halliburton Company	HAL	6.0036
Cameron International Corporation	CAM	5.7055
Noble Corporation	NE	5.0123
Rowan Companies, Inc.	RDC	4.7466
Nabors Industries Ltd.	NBR	3.3388
Weatherford International, Ltd.	WFT	2.3667
Global Industries, Ltd.	GLBL	0.7506

Index Calculation

The Index is a price-weighted index. The value of the Index equals the aggregate value of the Index share weights, also known as the Index Shares, of each of the Index Securities multiplied by each such security's last sale price, and divided by the divisor of the Index. The divisor serves the purpose of scaling such aggregate Index value to a lower order of magnitude which is more desirable for reporting purposes. If trading in an Index Security on its primary listing market is halted while the market is open, the most recent last sale price for that security is used for all Index computations until trading on such market resumes. Likewise, the most recent last sale price is used if trading in an Index Security is halted on its primary listing market before the market is open. The Index began publishing on December 31, 1996 at a base value of 75.

The formula for calculating the Index value is as follows:

$$\frac{\text{Aggregate Adjusted Market Value}}{\text{Divisor}}$$

The divisor is determined as follows:

$$\frac{\text{Market Value after Adjustments}}{\text{Market Value before Adjustments}} \times \text{Divisor before Adjustments}$$

The Index is ordinarily calculated without regard to cash dividends on the Index Securities. The Index is calculated during the trading day and is disseminated once per second from 09:30:01 to 17:16:00 Eastern Time. The closing value of the Index may change up until 17:15:00 Eastern Time due to corrections to the last sale price of the Index Securities.

Eligibility

Eligibility for inclusion in the Index is limited to specific security types only. The security types eligible for the Index include common stocks, ordinary shares, American Depositary Receipts, shares of beneficial interest or limited partnership interests, and tracking stocks. Security types not included in the Index are closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units and other derivative securities.

Initial Security Eligibility Criteria

To be included in the Index, a security must meet the following criteria:

- a security must be listed on The NASDAQ Stock Market, the New York Stock Exchange, or NYSE Amex LLC;

- the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is in the oil services sector;

- only one class of security per issuer is allowed;

- the security must have a market capitalization of at least $100 million;

- the security must have traded at least 1.5 million shares in each of the last six months;

- the security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible;

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

- the issuer of the security must have "seasoned" on a recognized market for at least 6 months; in the case of spin-offs, the operating history of the spin-off will be considered.

For the purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the "issuer" are references to the issuer of the underlying security.

Continued Security Eligibility Criteria

To be eligible for continued inclusion in the Index, an Index Security must meet the following criteria:

- the security must be listed on The NASDAQ Stock Market, the New York Stock Exchange, or NYSE Amex LLC;

- the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is in the oil services sector (Index Securities as of October 31, 2008 will be grandfathered for index classification purposes unless there is a material changes in their business line);

- the security must have a market capitalization of at least $60 million;

- the security may not be issued by an issuer currently in bankruptcy proceedings; and

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

Component Replacement Criteria

In the event that an Index Security no longer meets the Continued Security Eligibility Criteria, it will be replaced with a security that meets all of the Initial Security Eligibility Criteria and additional criteria that follows. Securities eligible for inclusion will be ranked in descending order by market value, current price and greatest percentage price change over the previous six months. The security with the highest overall ranking will be added to the Index provided that the Index then meets the following criteria:

- no single Index Security is greater than 20% of the weight of the Index and the top 5 Index Securities are not greater than 55% of the weight of the Index;

- no more than 15% of the weight of the Index is composed of non-U.S. component securities that are not subject to comprehensive surveillance agreements;

If multiple securities have the same rank, the security with the largest market capitalization will rank higher. In the event that the highest-ranking security does not permit the Index to meet the above criteria, the next highest-ranking security will be selected and the Index criteria will again be applied to determine eligibility. The process will continue until a qualifying replacement security is selected.

Continued Index Eligibility Criteria

In addition to the security eligibility criteria, the Index as a whole must meet the following criteria on a continual basis unless otherwise noted:

- no single Index Security is greater than 25% of the weight of the Index and the top 5 Index Securities are not greater than 60% of the weight of the Index (measured semiannually the first trading day in January and July);

- no more than 18% of the weight of the Index is composed of non-U.S. Index Securities that are not subject to comprehensive surveillance agreements;

- the total number of Index Securities has not increased or decreased by 33 1/3% of the Index and in no event will be less than nine;

- Index Securities representing at least 95% of the weight of the Index has a market capitalization of $75 million;

- Index Securities representing at least 92% of the weight of the Index and at least 82% of the total number of Index Securities meet the security options eligibility rules; and

- Index Securities must have trading volume of at least 600,000 shares for each of the last 6 months except that for each of the lowest weighted Index Securities that in the aggregate account for no more than 5% of the weight of the Index, trading volume must be at least 500,000 shares for each of the last six months.

In the event the Index does not meet the criteria, the Index composition will be adjusted to ensure that the Index meets the criteria. Index Securities that contribute to the Index not meeting the eligibility criteria may be removed. Index Securities may be added and/or replaced according to the component replacement rules to ensure compliance with the Continued Index Eligibility Criteria. In all cases, a security is removed from the Index at its last sale price.

Index Maintenance

Changes in the price of an Index Security driven by corporate events such as stock dividends, stock splits, certain spin-offs and rights issuances will be adjusted on the ex-date and the shares shall remain fixed.

In the case of a special cash dividend, NASDAQ OMX will determine on an individual basis whether to make a change to the price of an Index Security in accordance with its index dividend policy. If it is determined that a change will be made, it will become effective on the ex-date and advance notification will be made.

Ordinarily, whenever there is a change in the price of an Index Security due to stock dividends, stock splits, spin-offs, rights issuances or special cash dividends, the divisor is adjusted to ensure that there is no discontinuity in the value of the Index, which might otherwise be caused by any such change. All changes are announced in advance and will be reflected in the Index prior to market open on the effective date of the Index.

License Agreement with NASDAQ OMX

JPMorgan Chase & Co. and its affiliates have entered into a non-exclusive license agreement with NASDAQ OMX providing for the license to us, in exchange for a fee, of the right to use the Index in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by, NASDAQ OMX (or its affiliates) (NASDAQ OMX, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Index to track general stock market performance. The Corporations' only relationship to JPMorgan Chase & Co. and its affiliates is in the licensing of the Nasdaq®, OMX®, PHLX® and PHLX Oil Service Sector[SM] Index registered trademarks, and certain trade names of the Corporations and the use of the Index, which is determined, composed and calculated by NASDAQ OMX without regard to JPMorgan Chase & Co. or the notes. NASDAQ OMX has no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Index or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by JPMorgan Chase & Co., owners of the notes, or any other person or entity from the use of the Index or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

Nasdaq®, OMX®, PHLX® and PHLX Oil Service Sector^{SM} Index, are registered trademarks of The NASDAQ OMX Group, Inc. and are licensed for use by JPMorgan Chase & Co. The notes have not been passed on by the Corporations as to their legality or suitability. The notes are not issued, endorsed, sold, or promoted by the Corporations. **The Corporations make no warranties and bear no liability with respect to the notes.**